Mail Stop 3561

March 20, 2008

Matthew Harriton, CEO
Embryo Development Corporation
305 Madison Avenue, Suite 4510
New York, NY 10165

> **Re: Embryo Development, Corp.**
> **Item 4.01 Form 8-K**
> **File No. 000-27028**

Dear Mr. Harriton:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Blaise Rhodes
Office of Beverages, Apparel and
Health Care Services